


LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

August 15, 2007

07026372

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

SUPPL

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

  1. News release, dated August 15, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 if you have any questions about the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Tory Thibaudeau
Corporate Paralegal

Enclosure

August 2007

Liquor Stores Income Fund Announces August Cash Distribution

EDMONTON, Alberta, August 15, 2007 – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.125 per trust unit for the month of August 2007. The distribution will be paid on September 14, 2007, to holders of record of trust units on August 31, 2007.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership and its 86.7% interest in Liquor Barn Limited Partnership. In aggregate these partnerships operate the largest number of private liquor stores in Canada by number of stores (currently 192 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

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For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 8

or

Patrick de Grace
Vice President Finance and Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

or

Rick Crook
President and Chief Operating Officer
Liquor Stores GP Inc.
(780) 497-3271

www.liquorstoresincomefund.ca

END